Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: HCB Financial Corp.

March 19, 2026

NAME
ADDRESS
CITY, STATE ZIP

Dear NAME:
At Highpoint Community Bank, our focus has always been on doing what is best for our customers, employees, and the communities we serve. With that commitment in mind, we want to share an important update about our future.
Late last year, Independent Bank, a Grand Rapids, Michigan-based community bank, formally approached HCB with a proposal to combine our operations. Since then, we have undertaken a thorough due diligence process, carefully considering what this could mean for our customers, shareholders, employees, and the communities we serve. Throughout this process we have kept one priority front and center: preserving our community banking model, with the team you know and trust continuing to provide exceptional service.
Ultimately, Highpoint Community Bank has agreed to combine with Independent Bank in a merger transaction expected to close later this year. Partnering with an organization that shares our philosophy—but with greater scale and resources—allows for necessary investment in the technology and tools needed to serve customers in a rapidly evolving world.
The merger is subject to the satisfaction of customary closing conditions, including shareholder and regulatory approval. When the transaction closes, HCB will become part of Independent Bank, a Michigan-based community bank that shares our commitment to serving customers, supporting employees, and strengthening the communities we call home. We expect this combination will allow us to continue providing the exceptional service you’ve come to expect, along with added resources and capabilities that can further support you and our local businesses.
Once the transaction is completed, we expect customers will benefit from several additional advantages, including:
•Access to a broader branch and ATM network
•Enhanced digital banking tools, including online account opening and loan applications
•Extended customer support hours
•A broader range of lending solutions
•Expanded business banking and commercial lending expertise
Just as important as what’s changing is what will stay the same. Our commitment to personal service, local decision-making, and community involvement will remain at the heart of everything we do. Independent Bank shares this commitment and has a long history of supporting the communities it serves.
It has been our privilege to serve you. We look forward to continuing to earn your trust in the months ahead, and to serving you with the same care and commitment as we become part of the Independent Bank team.
Sincerely,

Mark Kolanowski                 Chelsey A. Foster
President & Chief Executive Officer         Executive Vice President & Chief Operating Officer

Additional Information About the Transaction
Independent intends to file a registration statement on Form S-4 with the Securities and Exchange
Commission (SEC), which will include a prospectus relating to the Independent shares to be issued in the transaction, a proxy statement for a shareholder meeting of HCB at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC's website at www.sec.gov or by making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling 800.355.0641.